UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F/A

(Amendment No. 1)

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-10108

Fiat S.p.A.

(Exact name of registrant as specified in its charter)

Via Nizza, 250

10126 Turin, Italy

(+39) 011-006-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary American Depositary Shares
Ordinary shares with a par value of €5 each*
Preference American Depositary Shares
Preference shares with a par value of €5 each*
Savings American Depositary Shares
Savings shares with a par value of €5 each*

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934::

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

___________________________

* Not for trading, but only in connection with the registration of the American Depositary Shares

General

We filed Form 25 for purposes of notifying the Commission of the delisting of each class of our Securities from the New York Stock Exchange earlier today, August 13, 2007, and have been advised by the NYSE that they expect the Securities to be delisted before the opening of trading on August 23, 2007. Following discussions with the SEC staff as to technical aspects of the process, we are hereby filing this Amendment No. 1 to the Form 15F filed on August 3, 2007 for purposes of withdrawing that filing, and will re-file a Form 15F following the effective delisting of our securities from the NYSE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Fiat S.p.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F/A.

By:	/s/ Roberto Russo
Name: Roberto Russo
Title: General Counsel

Date: August 13, 2007